SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Interstate Hotels Company
                           -------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                         (Title of Class of Securities)

                                   460886 10 4
                                  -----------
                                 (CUSIP Number)

                                Thomas J. Saylak
                     Blackstone Real Estate Associates L.P.
                           345 Park Avenue, 31st Floor
                            New York, New York  10154
                                (212) 935-2626
                    ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             William E. Curbow, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000


                                June 25, 1996
                    ------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following
box:  /   /

          Check the following box if a fee is being paid with the
statement:  /   /

                    ------------------------------------

- ----------------------------------------------------------------------
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Partners Two L.P.

          I.R.S. Identification No. - 13-3787414
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          00  (See Item 3)
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      /   /


  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         68,351
                               :
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         68,351
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          68,351
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                 /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .3%
  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Partners IV L.P.

          I.R.S. Identification No. - 13-3787416
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          00 (see item 3)
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         20,505
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         20,505
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          20,505
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                 /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .08%
  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone RE Capital Partners II L.P.

          I.R.S. Identification No. - 13-3794148
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          00 (see item 3)
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  /   /


  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         12,918
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         12,918
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          12,918
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .05%

  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          BRE/Interstone L.L.C.

          I.R.S. Identification No. - 13-3895284
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          00 (see item 3)
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,426,797
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,426,797
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         None
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.9%

  (14)    TYPE OF REPORTING PERSON
          CO

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Associates L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,528,571
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,528,571
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,528,571
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.3%


  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Peter G. Peterson


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,528,571
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,528,571
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,528,571
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.3%


  (14)    TYPE OF REPORTING PERSON
          IN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Stephen A. Schwarzman


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /
          Delaware
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,528,571
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,528,571
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,528,571
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.3%


  (14)    TYPE OF REPORTING PERSON
          IN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John G. Schreiber


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  /   /


  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,528,571
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,528,571
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.3%


  (14)    TYPE OF REPORTING PERSON
          IN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Holdings L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,426,797
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,426,797
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.9%


 (14)     TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Partners I L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,426,797
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,426,797
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.9%


  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone Real Estate Partners III L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,426,797
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,426,797
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.9%


  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone RE Capital Partners L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,426,797
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,426,797
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.9%


  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Blackstone RE Offshore Capital Partners L.P.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,426,797
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,426,797
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,426,797`
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.9%


  (14)    TYPE OF REPORTING PERSON
          PN

_________________________________________________________________
CUSIP No.  460886 10 4

  (1)     NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          BREA L.L.C.


  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  /   /
                                              (b)  / x /

  (3)     SEC USE ONLY


  (4)     SOURCE OF FUNDS

          Not Applicable
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   /   /

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF SHARES BENE-     :         2,528,571
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :   (10)  SHARED DISPOSITIVE POWER
                               :
                               :         2,528,571
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          2,528,571
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                   /   /

  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.3%


  (14)    TYPE OF REPORTING PERSON
          CO

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                 SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

               ------------------------------------------------



Item 1.    Security and Issuer

          This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Interstate Hotels Company, a

Pennsylvania corporation (the "Issuer").  The principal executive offices of the Issuer are located at Foster Plaza 10, 680 Andersen Drive, Pittsburgh,

Pennsylvania 15220.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by:  Blackstone Real Estate Partners

Two L.P., a Delaware limited partnership, formerly known as Blackstone Real

Estate Partners II L.P. ("BRE II"); Blackstone Real Estate Partners IV L.P., a

Delaware limited partnership ("BRE IV"); Blackstone RE Capital Partners II

L.P., a Delaware limited partnership ("BRECP II"); BRE/Interstone L.L.C., a

Delaware limited liability company ("BI"); BI's members, Blackstone Real Estate

Partners I L.P., a Delaware limited partnership ("BRE I"), Blackstone Real

Estate Partners III L.P., a Delaware limited partnership ("BRE III"),

Blackstone RE Capital Partners L.P., a Delaware limited partnership ("BRECP"),

Blackstone RE Offshore Capital Partners L.P., a Delaware limited partnership

("BOC"), and Blackstone Real Estate Holdings L.P., a Delaware limited partnership ("BREH"); the general partner of BRE II, BRE IV, BRECP II, BRE I,

BRE III, BRECP and BOC, Blackstone Real Estate Associates L.P., a Delaware

Limited partnership ("BREA"); the general partner of BREH and BREA, BREA L.L.C.,

a Delaware limited liability company ("BREA LLC"); Peter G. Peterson
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("Peterson") and Stephen A. Schwarzman ("Schwarzman"), who control BREA LLC; and

John G. Schreiber ("Schreiber"), a limited partner in BREA.  The principal business of BI consists of holding an equity interest in the Issuer and certain other real estate investment entities.  The principal business of BREA consists of acting as a general partner of BRE II, BRE IV, BRECP II, BRE I, BRE III,

BRECP, BOC and certain other real estate-related investment entities.  The principal business of BRE II, BRE IV, BRECP II, BRE I, BRE III, BRECP, BOC and

BREH consists of making real estate-related investments.  The principal business of BREA LLC consists of acting as a general partner of BREA and BREH.  BI, BRE

II, BRE IV, BRECP II, BRE I, BRE III, BRECP, BOC, BREH, BREA, BREA LLC,

Peterson, Schwarzman and Schreiber collectively are referred to herein as the

"Reporting Persons."

          The principal business and office address of each of BRE II, BRE IV,

BRECP II, BRE I, BRE III, BRECP, BOC, BREH, BREA and BREA LLC, is 345 Park

Avenue, 31st Floor, New York, New York 10154.  The principal business address of

Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake Forest,

Illinois 60045.  The principal business address of each of Peterson and

Schwarzman is 345 Park Avenue, 31st Floor, New York, New York 10154.

          Peterson and Schwarzman are United States citizens and the sole members, and serve as the Chairman and President, respectively, of BREA LLC.

Peterson's principal occupation or employment is serving as Chairman of The

Blackstone Group L.P. ("TBG"), an investment banking firm based in New York.

Schwarzman's principal occupation or employment is serving as the President and

CEO of TBG.  Peterson and Schwarzman also serve as the founding members of each of Blackstone Group Holdings L.L.C. ("BGH"), which is the general partner of

Blackstone Group Holdings L.P., a limited partner of TBG, Blackstone Management

Associates II L.L.C. and Blackstone Management Partners L.L.C.

          Schreiber is a United States citizen, and his present principal occupation or employment is making real estate-related investments.

          During the last five years, none of the Reporting Persons has (i)

been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

Federal or state securities laws or finding any violation with respect to such laws.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting

Person.  Any disclosures made hereunder with respect to persons other than the

Reporting Persons are made on information and belief after making appropriate inquiry.



Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of Common Stock acquired by BRE II, BRE IV, BRECP II and BI

(as more fully described in Item 5, the "Shares") were acquired pursuant to (i)

the Option Agreement dated as of October 12, 1995 among Interstate Hotels

Corporation, the Existing Shareholders named therein, BREA and TBG, as amended by Amendment No. 1 dated as of December 15, 1995 and Amendment No. 2 dated as of March 29, 1996 (as amended, the "Option Agreement"), filed hereto as Exhibit

1 and (ii) the Contribution Agreement dated as of March 29, 1996 (the

"Contribution Agreement") among the Contributors named therein and Interstate

Hotels Corporation, filed hereto as Exhibit 2.

          The source of funds for the purchase by BRE II, BRE IV, BRECP II and

BI was capital contributions by the general and limited partners of BRE II, BRE

IV, BRECP II, BRE I, BRE III, BRECP, BOC and BREH.

Item 4.  Purpose of Transaction.

          The Shares were acquired solely for the purpose of investment.

          (a)  Although they have no present intention to do so, BRE II, BRE

IV, BRECP II and BI (the "Shareholders") reserve the right to make additional purchases of or otherwise acquire Common Stock either in the open market or in private transactions, depending on the Shareholders evaluation of the Issuer's business, prospects and financial condition, the market for the securities for the Issuer, other opportunities available to the Shareholders, general economic conditions, money and stock market conditions, regulatory approval and other future developments.  Subject to the provisions of the Shareholders Agreement

(as defined below and described in item 6) and the Lock-Up Agreement (as defined in item 6), as well as the factors set forth in the preceding sentence,

the Shareholders reserve the right to dispose of all or part of the Shares.

          (d)  Pursuant to the Stockholders Agreement dated as of June 25,

1996 (the "Shareholders Agreement") among the Shareholders, the Issuer and

Milton Fine and individuals and entities affiliated with Mr. Fine (the "Fine

Family Shareholders"), filed hereto as Exhibit 3 for so long as the

Shareholders owns at least 632,143 shares of Common Stock, the Fine Family

Shareholders will vote their shares of Common Stock and take other necessary actions from time to time so that the Board of Directors of the Issuer (the

"Board of Directors") includes at least one individual selected by the

Shareholders and who is reasonably acceptable to the Company.  The

Shareholders' director designee also has the right to serve on any executive committee formed by the Board of Directors.  The Company and the Fine Family

Shareholders have agreed not to take any action to remove any Shareholder director designee without cause.  The Shareholders will vote all of their shares of Common Stock for the election of the director-candidates nominated by the Board of Directors.  The description of the Shareholders Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 3 hereto, which is incorporated herein by reference.

          (b), (c) and (e) - (j)  None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b), (c) or (e) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          As of the Reporting Date, BRE II, BRE IV, BRECP II and BI may be

deemed to beneficially own 68,351, 20,505, 12,918 and 2,426,797 shares of Common

Stock, respectively.  Such shares of Common Stock represent, in the aggregate,

approximately 9.3% of the total number of shares of Common Stock outstanding,

as reported in the Registration Statement filed by the Issuer on Form S-1 (File

No. 333-3958) (the "Registration Statement") with the Securities and Exchange

Commission, which became effective on June 20, 1996.

          As of the Reporting Date, the Shareholders, acting through each of their respective direct or indirect general partners and members, have the sole power to vote or direct the vote (subject to the provisions of the Shareholders

Agreement discussed in Item 4(d) above) and to dispose or direct the disposition (subject to the provisions of the Shareholders Agreement and the

Lock-Up Agreement discussed in Item 6 below) of all 2,528,571 shares of Common

Stock owned by the Shareholders, representing approximately 9.3% of the total number of shares of Common Stock outstanding, as reported in the Registration

Statement.

          By reason of its status as a member of BI, each of BRE I, BRE III,

BRECP, BOC and BREH, has the power to vote or direct the vote and to dispose or direct the disposition of the Shares (in each case to the extent that BI has such power) and, accordingly, may be deemed to beneficially own the shares of

Common Stock owned by BI.  By reason of its status as the general partner of

BRE II, BRE IV, BRECP II, BRE I, BRE III, BRECP and BOC. BREA has the power to vote or direct the vote and to dispose or direct the disposition of the Shares

(in each case to the extent that the Shareholders have such power) and,

accordingly, may be deemed to beneficially own the Shares.  By reason of the requirement that any disposition of an investment (directly or indirectly) by entities to which BREA serves as general partner requires the approval of

Schreiber, Schreiber has shared power to dispose or direct the disposition of the Shares that may be deemed to be beneficially owned by BREA (in each case to the extent that BREA has such power) and, accordingly, may be deemed to beneficially own the Shares which may be deemed to be beneficially owned by

BREA.  By reason of its status as the general partner of BREA and BREH, BREA

LLC has the power to vote or direct the vote and to dispose or direct the disposition of the Shares (in each case to the extent that the Shareholders have such power) and, accordingly, may be deemed to beneficially own the

Shares.  By reason of their ability to control BREA LLC, Peterson and

Schwarzman share the power to vote or to direct the vote and to dispose or direct the disposition of the Shares that may be deemed to be beneficially owned by BREA LLC (in each case to the extent that BREA LLC has such power)

and, accordingly, may be deemed to beneficially own the Shares which may be deemed to be beneficially owned by BREA LLC.

          To the best knowledge of each of the Reporting Persons, none of the

Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed herein.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reference is made to Item 4(d) above for a discussion of part of the

Shareholders Agreements filed as Exhibit 3 hereto.

          Tag Along Rights.  The Shareholders Agreement provides that if any

Fine Family Shareholder seeks to transfer his or its shares of Common Stock,

the Shareholders will have the right to participate in such transfer at the same price and on the same terms and sell a specified number of its shares of

Common Stock based upon the ratio which the number of shares of Common Stock owned by the Shareholders bears to the aggregate number of shares of Common

Stock owned by the Shareholders and the selling Fine Family Shareholder.  Such tag along rights do not apply to any transfers made pursuant to a public offering registered under the Securities Act of 1933 (the "Securities Act"), to certain permitted transfers, or to any other parties, provided the aggregate number of shares transferred in reliance on this last exception shall not exceed 250,000 shares.

          Right of First Offer.  Under the Shareholders Agreement, each

Shareholder agreed not to transfer any of its shares of Common Stock without first complying with a right of first offer procedure in favor of the Fine

Family Shareholders pursuant to which they have the first right to offer to purchase the shares of Common Stock that any Shareholder proposes to sell

("First Offer Shares").  If no purchase offer is received pursuant to such procedure or if the Shareholders decline a purchase offer made by the Fine

Family Shareholders, the Shareholders will be entitled for a period of 120 days to sell all, but (subject to certain exceptions) not less than all, of the

First Offer Shares provided that if a purchase offer was submitted by the Fine

Family Shareholders no such transfer may be made at a cash price per share that is less than the purchase offer price per share.  These right of first offer procedures do not apply to transfers involving a registered public offering or sales made under Rule 144 under the Securities Act in compliance with the

"manner of sale" requirements of Rule 144(f), or to certain permitted transfers.

          Registration Rights.  The Shareholders Agreement provides that the

Shareholders will have the right to request, up to three times, the Company to register under the Securities Act shares of Common Stock held by the

Shareholders (a "Demand Registration") and, if the Company proposes to register shares of Common Stock under the Securities Act (other than a registration on

Form S-8 or S-4), the right to request the Company to include in such registration shares of Common Stock held by the Shareholders (a "Piggyback

Registration").  Any Demand Registration must be for the registration of at least 25% of the total number of shares of Common Stock issued to the

Shareholders on the date of execution of the Shareholders Agreement or if less,

all shares of Common Stock owned by it.  The Company has agreed to pay substantially all expenses in connection with any Demand Registration or

Piggyback Registration.  In any underwritten Demand Registration or Piggyback

Registration, the managing underwriters will have the right, subject to certain limitations, to limit the number of shares of Common Stock included in such registration.  The Company has agreed to indemnify the Shareholders against certain liabilities, including liabilities under the Securities Act, incident to any Demand Registration or Piggyback Registration.

          Termination.  The Shareholders Agreement provides that the tag-along rights, right of first offer and registration rights provisions of the

Shareholders Agreement terminate at the time the Shareholders and its permitted transfers own less than 10% of the shares of Common Stock issued to the

Shareholders on the date of the Shareholders Agreement.  The Board representation and voting provisions of the Shareholders Agreement will terminate at the time the Shareholders and their permitted transfers own less than 25% of the shares of Common Stock issued to the Shareholders on the date of the Shareholders Agreement, provided that the Shareholders may terminate these provisions at any time.

          The description of the Shareholders Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 3 hereto, which is incorporated herein by reference.

          The Shareholders have entered into a Lock-Up Agreement dated as of

June 25, 1996 (the "Lock-Up Agreement") with the representatives of the several underwriters of the Issuer's initial public offering of Common Stock.  Pursuant to the Lock-Up Agreement, the Shareholders have agreed that, without the prior written consent of Merrill Lynch & Co. on behalf of the underwriters, the

Shareholders will not offer, sell, contract to sell or otherwise dispose of any ownership interests owned by the Shareholders on or prior to 180 days from the effective date of the Lock-Up Agreement.  The description of the Lock-Up

Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 4 hereto,

which is incorporated herein by reference.

          Except as set forth above, to the best knowledge of the undersigned,

there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or loaning of any of the securities of the Issuer, finder's fees,

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies,

or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

                                INDEX OF EXHIBITS

Number      Description
- ------      -----------

Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of July 5, 1996, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Option Agreement dated as of October 12, 1995 among Interstate Hotels Corporation, the Existing Shareholders named therein, BREA and TBG, as amended by Amendment No. 1 dated as of December 15, 1995 and Amendment No. 2 dated as of March 29, 1996, incorporated by reference to Exhibits 10.1(a), 10.1(b) and 10.1(c) to the Form S-1.

Exhibit 3 Contribution Agreement dated as of March 29, 1996 among the Contributors named therein and Interstate Hotels Corporation, incorporated by reference to Exhibit 10.3 to the Form S-1.

Exhibit 4 Stockholders Agreement dated as of June 25, 1996 among the Shareholders, the Issuer and the Fine Family Shareholders.

Exhibit 5 Lock-Up Agreement dated as of June 19, 1996 between the Shareholders and the representatives of the several underwriters of the Issuer's initial public offering of Common Stock.

Exhibit 6   Schedule of Other Parties to Lock-Up Agreement.

                                    SIGNATURE

                 After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  July 5, 1996




                                   BLACKSTONE REAL ESTATE PARTNERS TWO L.P.

                                   BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                                   BLACKSTONE RE CAPITAL PARTNERS II L.P.

                                   BLACKSTONE REAL ESTATE PARTNERS I L.P.

                                   BLACKSTONE REAL ESTATE PARTNERS III L.P.

                                   BLACKSTONE RE CAPITAL PARTNERS L.P.

                                   BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.

                                   By:  Blackstone Real Estate Associates L.P.,
                                        general partner

                                        By: BREA L.L.C., general partner

                                             By: /s/ Peter G. Peterson
                                               Name:   Peter G. Peterson
                                               Title:  Member


                                   BRE/INTERSTONE L.L.C.

                                   By:  Blackstone Real Estate Partners I L.P.

                                           By:  Blackstone Real Estate
                                                Associates L.P., general partner

                                           By:  BREA L.L.C., general partner

                                                By: /s/ Peter G. Peterson
                                                   Name:   Peter G. Peterson
                                                   Title:  Member

                                   BLACKSTONE REAL ESTATE ASSOCIATES L.P.

                                   By:  BREA L.L.C., general partner

                                        By: /s/ Peter G. Peterson
                                            Name:   Peter G. Peterson
                                            Title:  Member


                                   BLACKSTONE REAL ESTATE HOLDINGS L.P.

                                   By:  BREA L.L.C., general partner

                                        By: /s/ Peter G. Peterson
                                             Name:   Peter G. Peterson
                                             Title:  Member


                                   BREA L.L.C.

                                   By: /s/ Peter G. Peterson
                                      Name:   Peter G. Peterson
                                      Title:  Member

                                      /s/ Peter G. Peterson
                                      ----------------------------------
                                      Peter G. Peterson


                                      /s/ Stephen A. Schwarzman
                                      ----------------------------------
                                      Stephen A. Schwarzman


                                      /s/ John G. Schreiber
                                      ----------------------------------
                                      John G. Schreiber